

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Jackie D. Springer, Jr.
Chief Executive Officer
Malibu Boats, Inc.
5075 Kimberly Way
Loudon, TN 37774

>   **Re: Malibu Boats, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 8, 2014**
>   **File No. 333-192862**

Dear Springer:

        We have reviewed your responses to the comments in our letter dated January 3, 2014 and your supplemental response dated January 8, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing or the marked version of your supplemental response.

Amended Registration Statement on Form S-1

Inside Cover Page Artwork

1. Please refer to the third, fourth and fifth pages of graphics. Graphics should be limited to pictures of your products and services. The graphics on the third and fourth pages, where an office worker moves from the office to behind the boat, appears to us to go beyond representing your products and services. As such, please delete.

Prospectus Summary, page 1

Our Company, page 1

2. In the third paragraph, you refer to "adjusted EBITDA margin of 19.0%" and "net income of $18.0 million" for fiscal year 2013. Please revise to disclose comparable numbers on an equivalent basis (that it, either on a percentage or dollar basis). It appears to us that presentation on a dollar basis would be preferable and more meaningful.

Compelling Margins and Cash Flow, page 4

3. The last sentence in the paragraph on the top of page 5 states how your margins generate significant excess cash flow. The focus in this section appears to be on adjusted EBITDA margin in this regard. Given that "adjusted EBITDA" excludes potential cash items, like income taxes and interest, we believe your statement may not be fully accurate. Please revise accordingly.

Management, page 98

Summary Compensation Table, page 104

4. We note your disclosure in the Existing Employment Agreements section on page 105 that, for fiscal years 2012 and 2013, your board of directors exercised its discretion to increase the cash incentive bonuses for each of Messrs. Anderson, Springer and Wilson. If, in the exercise of discretion, an amount is paid over and above the amounts earned under a non-equity incentive plan award, it appears that amount should be reported in the "Bonus" column of the Summary Compensation Table. Please revise the "Bonus" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table for the fiscal years 2012 and 2013 accordingly. Refer to Question 119.02 under Compliance and Disclosure Interpretations, Regulation S-K, available on our website at www.sec.gov.

Exhibit 10.21

5. Please refile a fully executed complete copy of the agreement. In this regard, we note that the filed version contains bracketed language. In this regard, refer to Section 3(a) of the exhibit.

Supplemental Response

Diagram, page 9

6. We note that the diagram assumes that all shares offered, including the over-allotment, have been sold. We note that the diagram discloses that public stockholders will own 49.3% of the voting power of Malibu Boats, Inc. However, based on the same assumptions, we also note in the third bullet on page 8 that you disclose investors in this offering will have 36.6% of the voting power of Malibu Boats, Inc. It appears that the 49.3% amount includes voting power held by the selling stockholders equal to 12.7%. Please revise the diagram, as applicable, to clearly depict the percentage of voting power that investors in this offering will have, similar to the disclosure provided in the third bullet on page 8, as referenced above in this comment.

The Offering, page 13

Use of Proceeds, page 13

7. Please state in the first paragraph the amount of the underwriting discounts in arriving at the respective net proceeds amounts indicated.

8. Please disclose how you arrive at the respective remaining proceeds indicated in the third paragraph. Disclosure in the second paragraph indicates that you intend to only use $69.8 million of the respective net proceeds indicated above.

Use of Proceeds, page 38

9. Please reconcile the net proceeds indicated here to the net proceeds indicated in "Use of Proceeds" on page 13. Ensure consistency of these amounts throughout your filing.

Unaudited Pro Forma Consolidated Financial Information, page 45

Unaudited Pro Forma Consolidated Statement of Income, page 47

10. It is not clear how the amounts presented for "provision for income taxes" and "non-controlling interest" for each pro forma period presented are consistent with the corresponding rate or percentages indicated in the respective footnotes supporting these amounts. Please revise to expand the corresponding footnotes as appropriate to specifically disclose the details of how the adjustments presented were derived. In regard to the provision for income taxes, separately present the effect of each of federal, state, local and foreign taxes, and how each contributed to the effective tax rate indicated.

11. In footnote 7, please specifically disclose how the 10,155,578 shares of Class A Common Stock were derived.

Unaudited Pro Forma Consolidated Balance Sheet, page 51

12. Please revise to expand the corresponding footnote as appropriate to disclose how the adjustment for cash was determined. In so doing, reconcile this amount to disclosure elsewhere in the filing that appears to indicate that all of the proceeds of the offering are to be used, that is, no resultant increase to cash from the offering is expected. Conform the presentation in "Capitalization" as appropriate.

13. Please revise to expand the corresponding footnotes to specifically disclose the details of how the adjustments presented for "deferred tax asset," "payable pursuant to tax receivable agreement," "additional paid-in capital," "accumulated earnings" and "non-controlling interest" were determined.

Certain Relationships and Related Party Transactions

Tax Receivable Agreement

14. On page 115, please reconcile the respective amounts in the first bullet for the increase in the deferred tax assets to the amount of the pro forma adjustment for deferred tax assets of $12.3 million presented in the pro forma balance sheet.

Malibu Boats Holdings, LLC and Subsidiaries, page F-6

Consolidated Balance Sheets, page F-6

15. Please remove the pro forma amounts for all but the equity section as they are not required or meaningful under the circumstances.

16. Please revise the pro forma amounts for the equity section to fully reflect the effect of the offering and associated transactions, exclusive of the offering proceeds. The purpose of the pro forma presentation here is to present to investors what your equity will look like after the offering is consummated. Conform the corresponding note(s) to the financial statements as appropriate. In so doing, ensure that sufficient detail is provided for investors to fully understand how the respective pro forma amounts were determined.

Consolidated Statements of Income, page F-7

17. It is not clear how the amounts presented for "pro forma provision for income taxes" and "pro forma net income attributable to non-controlling interest" are consistent with the indicated corresponding rate or percentages. Please revise to expand the corresponding note(s) to the financial statements to specifically disclose the details of how the amounts were derived. In regard to the pro forma provision for income taxes, separately present the effect of each of federal, state, local and foreign taxes, and how each contributed to the effective tax rate indicated.

18. It appears that the line "pro forma net income before income taxes" is actually after income taxes. Please revise accordingly.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        J. Chase Cole, Esq.
        Waller Lansden Dortch & Davis, LLP